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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/09____ AND ENDING ____12/31/09____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JRH MASTER FUND, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
400 Fairfax Street

(No. and Street)

Denver	Colorado	80220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan   (312) 431-0014

(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP

(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

OATH OR AFFIRMATION

I, John Holena, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **JRH Master Fund, LLC**, as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Manager
Title

"OFFICIAL SEAL"
Barbara Smitka
Notary Public, State of Illinois
My Commission Expires Feb. 23, 2010

_____
Notary Public

This report contains (check all applicable boxes):
- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Changes in Member's Equity
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

  Supplemental Information:
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CONTENTS

	PAGES
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 5

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
    JRH Master Fund, LLC
        Denver, Colorado

We have audited the accompanying statement of financial condition of JRH Master Fund, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of JRH Master Fund, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
January 29, 2010

JRH Master Fund, LLC
(a Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Due from clearing broker	$	2,263,660
Equities owned, at market		871,527
Other assets		10,256
TOTAL ASSETS	$	3,145,443

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Equities sold, not yet purchased, at market	$	802,469
Dividends payable		695
Accounts payable and accrued expenses		10,000
Due to member		467
Total Liabilities		813,631
Members' Equity		2,331,812
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,145,443

JRH Master Fund, LLC
(a Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(1) NATURE OF BUSINESS

JRH Master Fund, LLC, (the "Company") engages in trading strategies involving primarily equities on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board (FASB) Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included on the income tax return of the members.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

JRH Master Fund, LLC
(a Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

As of January 1, 2009 the Company adopted ASC 740-10-50, "Accounting for Uncertainty in Income Taxes" (formerly FASB Interpretation No. 48). ASC 740-10-50 provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The adoption of ASC 740-10-50 did not have a material impact on the Company. The Company has not identified any uncertain tax positions as of December 31, 2009.

(3) *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK*

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

At December 31, 2009, a credit concentration with the Company's clearing broker, representing the market value of its trading account, existed which approximated the equity of the Company. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

JRH Master Fund, LLC
(a Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(4) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC=s Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $2,115,510 which exceeded requirements by $2,015,510 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(5) FAIR VALUE MEASUREMENTS/INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements" (formerly Financial Accounting Standards (SFAS) No. 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs buy requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2009, all investments of the Company are listed and actively traded and, accordingly, are classified as Level 1.